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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F _______      Form 40-F    X
                                                 ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                      Yes _____       No   X
                                         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____





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                                 DOCUMENTS INDEX
                                 ---------------



Documents Description
---------------------


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1.   Press release dated January 6, 2005 - AEterna Zentaris Strengthens its Position in the Development of Innovative Signal Transduction Inhibitors as a Potential Way to Treat Cancer
--------------------------------------------------------------------------------





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                                                       LOGO - AETERNA ZENTARIS

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com




                                                          PRESS RELEASE
                                                          For immediate release



AETERNA ZENTARIS STRENGTHENS ITS POSITION IN THE DEVELOPMENT OF INNOVATIVE SIGNAL TRANSDUCTION INHIBITORS AS A POTENTIAL WAY TO TREAT CANCER

o   Acquisition of Echelon Biosciences in the United States

o Enhanced collaboration with North American Partner, Keryx Biopharmaceuticals (Nasdaq: KERX) for the development and commercialization of another signal transduction inhibitor candidate, Erucylphosphocholine (ErPC)


QUEBEC CITY, CANADA, JANUARY 6, 2005 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced the closing of the acquisition of all issued and outstanding shares of Echelon Biosciences Inc., a privately-held biopharmaceutical company based in Salt Lake City, Utah, USA. The amount of the transaction could reach up to US$5.6 million. At today's closing, AEterna Zentaris paid US$2.7 million by the issuance of 443,905 common shares of AEterna Zentaris at US$6.11 per share. The residual amount will be payable upon reaching pre-defined development and commercial milestones through the issuance of additional AEterna Zentaris common shares over a period of up to three years.

Echelon's product pipeline is focused on the rapidly emerging field of transduction signalling technology. It has early therapeutic leads (mostly direct PI3K inhibitors) against some forms of cancer and is in a position to deliver new highly-effective oncology therapeutics. The focus is also on small molecule agonists and antagonists to lipid-protein signalling interactions which are new and important therapeutic targets. Furthermore, Echelon markets chemical reagents, and sales reached nearly US$2.2 million during the last twelve months.

"First and foremost, this acquisition provides us with a complementary strategic fit for our signal transduction inhibitors platform, mainly represented by perifosine, our lead compound in oncology", said Gilles Gagnon, President and CEO of AEterna Zentaris. "It also marks our entry into the United States, a crucial market for our growth strategy. Last but not least, we are very happy to acquire a company whose management has succeeded in developing compounds while using a business model which enabled them to minimize their burn rate through the creation of a customized reagents business involving several major accounts", he added.


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                                                        LOGO - AETERNA ZENTARIS


W. Tim Miller, President of Echelon Biosciences mentioned, "AEterna Zentaris is an exciting growth company with a rich pipeline of clinical and preclinical drug programs, an experienced and successful development infrastructure, impressive and established relationships with pharmaceutical partners, and where excellent scientific synergy exists with Echelon's early stage drug development projects. We are proud to be part of AEterna Zentaris' family and we look forward to help bring added value to the Company through this exciting development and commercialization partnership."

In line with the strategic development of compounds that can block the PI3K-AKT pathways, AEterna Zentaris announced that it has initiated preclinical development of Erucylphosphocholine or ErPC (ZEN 027) an analog of perifosine which is suitable for intravenous administration. AEterna Zentaris has also licensed to Keryx Biopharmaceuticals, its current North American partner for perifosine, certain rights to develop and market ErPC in North America, South Africa, Israel, Australia and New Zealand while keeping those rights for the rest of the world.

Like perifosine, ErPC belongs to a new class of compounds based on alkylphosphocholines developed in Germany by AEterna Zentaris.

"We have been excited about the potential of signal transduction inhibitors in oncology for a long time. The acquisition of Echelon as well as the expansion of our successful collaboration with Keryx Biopharmaceuticals will allow AEterna Zentaris to further manifest its leading position in this field", stated
Dr. Jurgen Engel, Executive Vice President, R&D and COO of AEterna Zentaris.


ABOUT ECHELON BIOSCIENCES INC.

Echelon Biosciences Inc. is engaged in furthering the science of lipid cell signalling and critical metabolic enzymes, which provide new and viable targets for the development of potential drugs and diagnostics for cancer, diabetes, inflammation, infections, and cardiovascular disease. The company was co-founded by University of Utah Professors Glenn Prestwich and Dale Poulter, with
G. Thomas Heath, former Pfizer executive. Echelon was incorporated under the laws of the state of Utah as Echelon Research Laboratories, Inc. on October 3, 1997. Based in Salt Lake City, the Company has 30 employees.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad, renewable product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several
Phase II trials for multiple cancers.

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                                                        LOGO - AETERNA ZENTARIS


AEterna Zentaris also owns 61.1% of Atrium Biotechnologies Inc., an international company that develops, manufactures and markets added-value active ingredients and specialty chemicals for the cosmetics, chemical, pharmaceutical and nutritional industries, as well as health and nutrition products.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
CONTACTS:

MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406                     (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com          jacques.raymond@aeternazentaris.com
----------------------------------          -----------------------------------

EUROPE
Dr. Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------



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                                    SIGNATURE
                                    ---------


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AETERNA ZENTARIS INC.


Date:  January 6, 2005          By:  /s/Mario Paradis
----------------------             -------------------------------------------
                                    Mario Paradis
                                    Senior Finance Director and Corporate
                                    Secretary